

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2014

Via E-mail
Mr. David J. Paterson
President and Chief Executive Officer
Verso Paper Corp.
6775 Lenox Center Court, Suite 400
Memphis, TN 38115-4436

> **Re:** **Verso Paper Corp., Verso Paper Holdings LLC and Verso Paper Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed June 2, 2014**
> **File No. 333-193794**

Dear Mr. Paterson:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your prospectus to provide the disclosure required by Item 102 of Regulation S-K. See Item 14(b) of Form S-4.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 189

2. Please revise your filing to provide the information regarding beneficial ownership of the common stock of NewPage as of the most recent practicable date. See Item 403 of Regulation S-K. Please similarly update the beneficial ownership table for Verso Paper at page 137.

Unaudited Pro Forma Condensed Combined Financial Information, page 94

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 102

Note 1 – Description of Transaction, page 102

3.   We note your revised total merger consideration appears to include the cash paid to NewPage's stockholders as a dividend. Please tell us whether you consider this amount to be part of the merger consolidation and resolve the apparent discrepancy with the total net assets per the preliminary purchase price allocation on page 109 of your filing. With your response, please explain your consideration of the relevant authoritative accounting literature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Joshua N. Korff